Exhibit 99.1

PRESS RELEASE

DOLLAR TREE STORES, INC. REPORTS RECORD FIRST-QUARTER 2002
EARNINGS PER SHARE OF $0.20

CHESAPEAKE, Va. – April 25, 2002 – Dollar Tree Stores, Inc. (Nasdaq: DLTR), the nation's leading $1.00 discount variety store chain, reported first-quarter 2002 earnings per share of $0.20 compared to $0.10 in the first quarter of 2001. As previously reported, sales for the first quarter of 2002 increased 26.4% to $489.6 million from $387.3 million for the same period in 2001. Comparable-store sales increased 6.5% for the quarter. Sales were aided by the shift of Easter.

"A strong Easter selling season, coupled with tight expense management highlighted an outstanding quarter," commented Macon F. Brock, Jr., Chairman and CEO. "These results are due principally to management's focus on better inventory offerings and strong merchandising efforts by our operations personnel."

For the quarter, gross margin was 35.4%, compared to 33.9% for the first quarter of 2001. The improvement in gross margin primarily relates to reduced inventory shrink compared to last year, which included unusually high shrink in the now-closed Philadelphia distribution facilities. In addition, the 6.5% comparable-store sales gain enabled the Company to achieve leverage on occupancy and distribution costs.

Operating expenses as a percentage of sales were 24.8% for the quarter, compared to 26.3% in the first quarter of 2001. The improvement in operating expense margin primarily relates to savings in payroll and related costs, as a result of various expense-management initiatives, offset by higher legal-related costs. Increased comparable-store sales also generated operating expense leverage.

"It was a busy, and rewarding quarter for us," Brock said. "We broke ground on our newest distribution center in Marietta, Oklahoma; celebrated the opening of our 2,000[th] store; continued our supply-chain systems implementation; improved our inventory management; and delivered record first-quarter financial performance."

"While we expect second quarter's comparable-store sales results to be challenged by the Easter shift, we think our first-quarter performance has set the stage for a good year," Brock concluded.

On Thursday, April 25, 2002, Dollar Tree will host a conference call to discuss its quarterly earnings results at 4:45 p.m. EDT. The telephone number for the call is (712) 271-3300, pass code DLTR. A recorded version of the call will be available until midnight Tuesday, April 30 and may be accessed by dialing (402) 220-3124, pass code DLTR. In addition, the webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Tuesday, April 30.

Dollar Tree Stores, Inc. is the nation's leading $1.00 discount variety store chain. Dollar Tree Stores operates 2,031 stores in 37 states as of March 31, 2002. The Company opened 66 stores, closed 10 stores and expanded or relocated 29 stores in the first quarter of 2002. At the end of the quarter, the Company's retail selling square footage totaled approximately 10.7 million, up 0.6 million from December 31, 2001 and up 2.4 million from March 31, 2001.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding the company's future performance as well as the calendar shift of Easter and its potential impact on second quarter comparable-store sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors" and "Business" sections in our Annual Report on Form 10-K filed March 14, 2002, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in that Annual Report. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake, VA
             Erica Robb or Adam Bergman, (757) 321-5000
             http://www.DollarTree.com

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months Ended March 31
(Dollars in thousands, except per share data)
(Unaudited)

	First Quarter	
	2002	**2001**
Net sales	$ 489,625	$ 387,319
Cost of sales	316,460	255,858
Gross profit	173,165	131,461
	35.4%	33.9%
Operating expenses	121,330	101,691
	24.8%	26.3%
Depreciation and amortization (a)	15,721	11,831
Operating income	36,114	17,939
	7.4%	4.6%
Interest income (expense), net	(39)	387
Other income (expense) (b)	595	(792)
Earnings before income taxes	36,670	17,534
	7.5%	4.5%
Income tax expense	14,118	6,751
Net earnings	22,552	10,783
	4.6%	2.8%
Net earnings per share:		
Basic	$ 0.20	$ 0.10
Weighted average number of shares	112,718	112,097
Diluted	$ 0.20	$ 0.10
Weighted average number of shares	113,900	112,764

(a) The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, which requires that goodwill amortization cease effective January 1, 2002. As a result, no goodwill amortization was recorded for the first quarter of 2002. First quarter 2001 includes $0.5 million of goodwill amortization.

(b) Amount represents the earnings impact of recording non-hedging interest rate swaps to market value in accordance with Statement of Financial Accounting Standards No. 133, which was effective January 1, 2001.

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)
(Unaudited)

	March 31, 2002		December 31, 2001		March 31, 2001	
Cash and cash equivalents	$	181,040	$	236,653	$	65,984
Merchandise inventories		371,841		296,473		354,911
Other current assets		30,580		27,653		35,829
Total current assets		583,461		560,779		456,724
Property and equipment, net		293,644		279,011		226,371
Goodwill, net		38,358		38,358		39,872
Other assets, net		25,230		23,900		18,094
Total assets	$	940,693	$	902,048	$	741,061
Current portion of long-term debt	$	25,000	$	25,000	$	25,000
Accounts payable		103,347		68,653		81,936
Income taxes payable		19,209		38,848		12,426
Other current liabilities		49,869		67,521		35,484
Total current liabilities		197,425		200,022		154,846
Long-term debt, excluding current portion		12,000		12,000		18,000
Other liabilities		41,094		38,290		36,945
Total liabilities		250,519		250,312		209,791
Shareholders' equity		690,174		651,736		531,270
Total liabilities and shareholders' equity	$	940,693	$	902,048	$	741,061
STORE DATA:						
Number of stores open at end of period		2,031		1,975		1,781
Total selling square footage (in thousands)		10,735		10,129		8,324

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)

	Three-months ended March 31, 2002	Year ended December 31, 2001	Three-months ended March 31, 2001
Cash flows from operating activities:			
Net income	$ 22,552	$ 123,081	$ 10,783
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	15,721	53,763	11,831
Other non-cash adjustments	469	893	1,711
Changes in working capital	(75,234)	989	(113,402)
Total adjustments	(59,044)	55,645	(99,860)
Net cash provided by (used in) operating activities	(36,492)	178,726	(89,077)
Cash flows from investing activities:			
Capital expenditures	(31,280)	(121,566)	(26,325)
Acquisition of favorable lease rights	(813)	-	-
Proceeds from sale of property and equipment	334	98	13
Net cash used in investing activities	(31,759)	(121,468)	(26,312)
Cash flows from financing activities:			
Repayment of long-term debt and facility fees	-	(6,239)	(239)
Principal payments under capital lease obligations	(937)	(3,562)	(865)
Proceeds from stock issued pursuant to stock-based compensation plans	6,921	11,805	1,311
Repurchase of common stock	-	(3,775)	-
Settlement of merger-related contingencies	6,654	-	-
Net cash provided by (used in) financing activities	12,638	(1,771)	207
Net increase (decrease) in cash and cash equivalents	(55,613)	55,487	(115,182)
Cash and cash equivalents at beginning of period	236,653	181,166	181,166
Cash and cash equivalents at end of period	$ 181,040	$ 236,653	$ 65,984